                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
  ----------------------------------------------------------------------------

                                   FORM 11-K

                    Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

 ------------------------------------------------------------------------------

                 ( X ) Annual report pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934.

                  For the fiscal year ended December 31, 1999


                                       OR


                 (   ) Transition report pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934.

                         For the transition period from
                     _________________ to ________________.

                Commission file number of the issuer:   0-15734


                             REPUBLIC BANCORP INC.
                      TAX-DEFERRED SAVINGS PLAN AND TRUST
                              (Full title of plan)


                             REPUBLIC BANCORP INC.
                             1070 East Main Street
                            Owosso, Michigan  48867
                       (Name of the issuer and address of
                        its principal executive office)

                              REQUIRED INFORMATION


Items 1-3.  Financial Statements

            Not Applicable.

Item 4.     ERISA Financial Statements

            The attached financial statements and schedules, which are hereby incorporated by reference by the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the "Plan"), have been prepared in accordance with the financial reporting requirements of ERISA:

               Financial Statements for the years ended December 31, 1999 and 1998, Supplemental Schedules for the year ended December 31, 1999, and Report of Independent Auditors dated June 21, 2000


            Attached as Exhibit 23 is written consent of independent auditor, Ernst & Young LLP.

                             REPUBLIC BANCORP INC.

                           TAX DEFERRED SAVINGS PLAN



                          Financial Statements for the
                    Years Ended December 31, 1999 and 1998,
                         Supplemental Schedules for the
                        Year Ended December 31, 1999 and
                         Report of Independent Auditors

                             REPUBLIC BANCORP INC.
                           TAX DEFERRED SAVINGS PLAN

                               TABLE OF CONTENTS

-----------------------------------------------------------------------------

                                                                     Page Number
                                                                     -----------
Report of Independent Auditors                                              1

Financial Statements for the Years Ended December 31, 1999 and 1998:

     Statements of Assets Available for Benefits                            2

     Statements of Changes in Assets Available for Benefits                 3

     Notes to Financial Statements                                      4 - 9

     Signatures                                                            10

Supplemental Schedules for the Year Ended December 31, 1999:

     Schedule G, Part I - Schedule of Loans or Fixed Income
                          Obligations in Default or Classified
                          as Uncollectible                                N/A

     Schedule G, Part II - Schedule of Leases in Default or Classified
                           as Uncollectible                               N/A

     Schedule G, Part III - Schedule of Non-Exempt Transactions           N/A

     Schedule H, Line 4i - Schedule of Assets Held for Investment
                           Purposes at End of Year                         11

     Schedule H, Line 4j - Schedule of Reportable Transactions             12

                         Report of Independent Auditors


To the Trustees and Participants of
Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Owosso, Michigan

We have audited the accompanying statements of assets available for benefits of Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1999 and 1998 financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 1999 and Schedule of Reportable Transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 21, 2000
Detroit, Michigan

                REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
                  STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                                  DECEMBER 31,

                                                        1999          1998
                                                    ------------  ------------

ASSETS

Investments, at fair value:
  Cash and Cash Equivalents                          $   262,712   $    78,516
  Common Stock:
   Republic Bancorp Inc. Common Stock
     (2,072,980 and 1,070,970 shares at 12/31/99
     and 12/31/98, respectively)                      25,327,231    13,341,291
  Stock Mutual Funds                                  24,689,098    12,341,568
  D&N Capital Corporation Preferred Stock                239,103             -
  Bond and Investment Contract Funds                   6,534,165     3,612,152
  Loans to Participants                                1,221,221       641,765
                                                     -----------   -----------

       Total Investments                              58,273,530    30,015,292

Receivables:
  Participants' contributions                            103,885        52,510
  Employer's contribution                                 54,034        39,085
                                                     -----------   -----------

       Total Receivables                                 157,919        91,595
                                                     -----------   -----------

       Assets Available for Benefits                 $58,431,449   $30,106,887
                                                     ===========   ===========

See notes to financial statements.

                REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                            YEARS ENDED DECEMBER 31,

                                                           1999           1998
                                                       -------------  -------------
Assets Available for Benefits, January 1,               $30,106,887    $25,882,590

Additions:
 D&N Plan assets transferred                             21,011,448              -
 Participant contributions                                5,521,447      4,697,920
 Employer contributions, net of forfeitures               2,107,644      1,792,589
 Dividends on Republic Bancorp Inc. stock                   463,252        293,999
 Dividends and interest income on investments in
  stock mutual funds, bond funds, investment contract
  funds and loan fund                                       458,219        233,278
 Net depreciation in fair value of Republic
   Bancorp Inc. stock                                    (1,411,578)    (3,129,256)
 Net appreciation in fair value of investments
  in stock mutual funds, bond funds and investment
  contract funds                                          2,557,450      2,214,535
                                                        -----------    -----------

    Total additions                                      30,707,882      6,103,065

Deductions:
 Benefits paid to participants                           (2,378,134)    (1,876,418)
 Administrative loan fees                                    (5,186)        (2,350)
                                                        -----------    -----------

     Total deductions                                    (2,383,320)    (1,878,768)
                                                        -----------    -----------

Net additions                                            28,324,562      4,224,297
                                                        -----------    -----------

Assets Available for Benefits, December 31,             $58,431,449    $30,106,887
                                                        ===========    ===========

See notes to financial statements.

                             REPUBLIC BANCORP INC.
                           TAX-DEFERRED SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

1.   PLAN DESCRIPTION
     ----------------

     The following description of the Republic Bancorp Inc. Tax-Deferred Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was established November 1, 1988 under the provisions of Section 401(k) of the Internal Revenue Code and is a voluntary savings plan for eligible employees of Republic Bancorp Inc. (the "Company"). It is subject to the provisions of The Employment Retirement Income Security Act of 1974 (ERISA).

     All employees of the Company are eligible to participate in the Plan after completing one year of continuous service. As of December 31, 1999 and 1998, there were approximately 2,100 and 1,300 plan participants, respectively.

     Participant contributions are limited to 15% of the participant's compensation as defined in the Plan, or such maximum rates as may be approved by the Internal Revenue Service. The Company contributes an amount equal to 50% of each participant's elective deferrals for the Plan year up to 7% of the participant's annual compensation. The Company's contributions to the Plan are made to the Republic Stock Fund. The Company's contributions are vested 25% after two years of service and an additional 25% each year thereafter.

     If a nonvested participant is terminated from the Plan, the participant will forfeit a portion of his account related to employer contributions. Such forfeitures are applied as a reduction to required employer contributions. As of December 31, 1999 and 1998, the amount of forfeited nonvested accounts totaled $49,853 and $117,217, respectively. These amounts are used to reduce employer contributions for the subsequent Plan year.

     Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based upon the participant's account balances. Expenses of operating the Plan are paid by the Company, with the exception of administrative loan fees which are paid by Plan participants.

     Although it has not expressed any interest to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect an employee's interest in assets already in the Plan and any employer contributions not yet vested would become fully vested.

    ----------------------------

    The Plan provides participants with the following six investment options:

          The Firstar Trust Company Stable Asset Portfolio (Firstar Stable Asset
          Fund) invests in a well-diversified portfolio of investment contracts issued by highly rated insurance companies, other stable assets such as U.S. Treasury bills, and cash or cash equivalents.

          The Firstar Bond IMMDEX Fund (Bond IMMDEX Fund) invests in U.S. Government bonds and investment-grade rated corporate bonds which have intermediate and longer maturity dates. The Fund attempts to match the performance of the Lehman Brothers Government/Corporate Bond Index.

          The Vanguard/Windsor II Fund is a growth and income stock fund that invests in the equity securities of large and medium-size companies whose stocks are considered to be undervalued by the Fund's advisers.

          The American Century-Twentieth Century Ultra Fund (Twentieth Century Ultra Fund) is an equity fund that invests in the common stocks of medium-to-large-size companies whose stocks are considered by fund management to have better-than average prospects for appreciation.

          The Firstar Equity Index Fund invests in the stocks of well-known U.S. Companies in proportion to the industries and company sizes represented by the Standard & Poor's (S&P) 500 Index, which is an unmanaged index of the stocks of 500 well-known U.S. companies. The Fund attempts to match the performance of the S&P 500 Index.

          The Firstar Balanced Growth Fund is a growth and income stock fund that invests in stocks, bonds and money market instruments. It invests in medium-to-large-size companies whose stocks are considered by fund management to have the potential to rise in the future and in investment-grade quality bonds, such as U.S. government bonds and corporate bonds, which are considered by the Fund's advisors to provide immediate investment income through regular interest payments.

    Throughout the plan years ended December 31, 1999 and 1998, participants were also given the option to invest in the Republic Bancorp Inc. Common Stock Fund (Republic Stock Fund), which invests 100% in the common stock of Republic Bancorp Inc.

2.   PLAN MERGER
     -----------

     On May 17, 1999, D&N Financial Corporation merged with and into the Company. Accordingly, the D&N Bank FSB 401K Plan ("D&N Plan") merged into the Plan effective July 16, 1999 and 556 D&N Plan participant fund balances were transferred totaling $20,744,768 and 47 D&N Plan participant loan balances were transferred totaling $266,680.

     The D&N Plan participants had 13 investment options including D&N Capital Corporation Preferred Stock Series A. Excluding investments in the D&N Capital Corporation Preferred Stock Fund, all D&N Plan participant balances were transferred into one of the seven fund options as described in Note 1.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition: The accompanying financial statements reflect the accrual basis of accounting. Investments are stated at fair value which is generally based on quoted prices on the last business day of the Plan year. Loans to participants are recorded at cost which approximates fair value.

     Terminated Participants: As of December 31, 1999 and 1998, account balances of participants who have terminated employment with the Plan's sponsor totaled $7,209,060 and $3,036,326, respectively. Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. As of December 31, 1999 and 1998, $140,865 and $113,036,
     respectively, have been allocated to accounts of persons who have elected to withdraw from the plan, but have not yet been paid.

4.   INVESTMENTS
     -----------

     The following table represents the fair values of investments. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified with an asterisk. Non-participant directed contributions are included in the Republic Bancorp Inc. common stock fund.


                                                           December 31,
                                                       1999          1998
                                                  --------------  -----------
     Cash and Cash Equivalents:
       Firstar Institutional Money Market Fund    $   262,712     $    78,516

     Common Stock:
       Republic Bancorp Inc.                       25,167,218 *    13,264,418 *
       Accrued Dividend Income                        160,013          76,873
                                                  -----------     -----------
                                                   25,327,231      13,341,291
     Preferred Stock:
       D&N Capital Corporation                        239,103               -

     Stock Mutual Funds:
       Vanguard/Windsor II Fund                     6,814,966 *     6,163,135 *
       Twentieth Century Ultra Fund                10,945,405 *     5,654,764 *
       Firstar Equity Index Fund                    6,039,589 *       356,414
       Firstar Balanced Growth Fund                   889,138         167,255
                                                  -----------     -----------
                                                   24,689,098      12,341,568
     Bond and Investment Contract Funds:
       Firstar Stable Asset Fund                    4,538,058 *     2,489,266 *
       Firstar Bond IMMDEX Fund                     1,996,107       1,122,886
                                                  -----------     -----------
                                                    6,534,165       3,612,152

     Loans to Participants                          1,221,221         641,765
                                                  -----------     -----------

          Total Investments                       $58,273,530     $30,015,292
                                                  ===========     ===========


5.   FUND INFORMATION
     ----------------

     Contributions, investment income, and distributions to participants by fund are as follows for the years ended December 31, 1999 and 1998.


                                                   Years Ended December 31,
     Contributions:                                   1999         1998
     -------------                                 -----------  -----------
     Common Stock:
       Republic Bancorp Inc.                       $3,227,781   $ 2,713,602
     Stock Mutual Funds:
       Vanguard/Windsor II Fund                     1,519,147     1,482,243
       Twentieth Century Ultra Fund                 1,545,125     1,359,845
       Firstar Equity Index Fund                      453,611       221,473
       Firstar Balanced Growth Fund                   205,743        91,803
     Bond Funds and Investment Contact Funds:
       Firstar Stable Asset Fund                      416,325       379,317
       Firstar Bond IMMDEX Fund                       261,359       242,226
                                                   ----------   -----------

            Total Contributions                    $7,629,091   $ 6,490,509
                                                   ==========   ===========


                                                   Years Ended December 31,
     Investment Income:                               1999          1998
     -----------------                             ----------   -----------
     Cash and Cash Equivalents:
       Portico Institutional Money Market Fund     $    2,504   $     2,299
     Common Stock:
       Republic Bancorp Inc.                         (948,325)   (2,835,257)
     D&N Capital Corporation Preferred Stock           56,553             -
     Stock Mutual Funds:
       Vanguard/Windsor II Fund                      (528,402)      780,362
       Twentieth Century Ultra Fund                 2,895,401     1,323,918
       Firstar Equity Index Fund                      302,948        50,987
       Firstar Balanced Growth Fund                    39,938        15,248
     Bond Funds and Investment Contract Funds:
       Firstar Stable Asset Fund                      192,950       137,871
       Firstar Bond IMMDEX Fund                       (27,048)       88,345
     Loan Fund                                         80,824        48,783
                                                   ----------   -----------

            Total Investment Income (Loss)         $2,067,343   $  (387,444)
                                                   ==========   ===========

       ----------------------------


                                                    Years Ended December 31,
       Benefits Paid to Participants:                 1999          1998
       -----------------------------                ----------   ---------
       Cash and Cash Equivalents:
         Firstar Institutional Money Market Fund    $       61  $      108
       Common Stock:
         Republic Bancorp Inc.                         908,817     724,959
       D&N Capital Corporation Preferred Stock          22,638           -
       Stock Mutual Funds:
         Vanguard/Windsor II Fund                      342,266     386,821
         Twentieth Century Ultra Fund                  446,295     258,728
         Firstar Equity Index Fund                     138,473       4,154
         Firstar Balanced Growth Fund                   19,923       2,589
       Bond Funds and Investment Contract Funds:
         Firstar Stable Asset Fund                     323,244     354,641
         Firstar Bond IMMDEX Fund                      138,457     106,513
       Loan Fund                                        37,960      37,905
                                                    ----------  ----------

         Total Benefits Paid to Participants        $2,378,134  $1,876,418
                                                    ==========  ==========

6.     TAX STATUS
       ----------

       The Plan has received an opinion letter from the Internal Revenue Service dated December 28, 1992, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 REPUBLIC BANCORP INC.
                                                 TAX-DEFERRED SAVINGS
                                                 PLAN AND TRUST

                                                 REPUBLIC BANCORP INC.
                                                 Plan Administrator


Date:    June 26, 2000                           By:   /s/ Travis D. Jones
      ------------------                           -----------------------------
                                                    Travis D. Jones, as Agent

                Republic Bancorp Inc. Tax-Deferred Savings Plan
                            Employer ID #38-2604669
                                   Plan #001
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of
                                     Year
                               December 31, 1999

                                                            Units/                     Fair
Description                                                 Shares        Cost         Value
-----------                                                 ------        ----         -----
* Firstar Institutional Money Market Fund                    262,712   $   262,712   $   262,712
* Firstar Stable Asset Fund                                  173,606     4,169,011     4,538,058
* Firstar Bond IMMDEX Fund                                    74,095     2,073,265     1,996,107
* Vanguard/Windsor II Fund                                   272,926     7,481,403     6,814,966
* Twentieth Century Ultra Fund                               239,087     7,886,608    10,945,405
* Republic Bancorp Inc. Common Stock                       2,072,980    15,627,371    25,327,231
* Firstar Equity Index Fund                                   62,360     5,849,568     6,039,589
* Firstar Balanced Growth Fund                                28,821       895,553       889,138
* D&N Capital Corporation Preferred Stock                     10,510       264,788       239,103
* Loans to 173 participants against their individual
     account balances (with interest rates ranging from
     8.00% to 11.25%)                                      1,221,221     1,221,221     1,221,221
                                                                        ----------    ----------

     Total                                                             $45,731,500   $58,273,530
                                                                       ===========   ===========

* Party in interest


There were no investment assets reportable as acquired and disposed of during the year.

                Republic Bancorp Inc. Tax-Deferred Savings Plan
                            Employer ID #38-2604669
                                   Plan #001
           Schedule H, Line 4j - Schedule of Reportable Transactions
                         Year Ended December 31, 1999


                                       Purchase      Selling     Net Realized
Asset Description                        Price        Price       Gain/(Loss)
-----------------                     ----------    ----------  ------------

Series of Transactions:
-----------------------

Republic Bancorp Inc. Common Stock    $4,804,019    $1,497,781   $    725,475






Single Transaction:
-------------------

None



The purchase and selling prices reported above represent the fair values of the assets on the transaction dates.

                                 EXHIBIT INDEX



                                                        Page
Exhibit                                                Number
-------                                                ------

  23          Consent of Ernst & Young LLP               14